Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 28, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Long/Short Strategies Fund LLC File Nos. 333-236896 and 811-21195

Dear Ms. Dubey:

On behalf of A&Q Long/Short Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on March 18, 2020 and March 23, 2020. The Staff's comments related to the Registration Statement of the Fund on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 39 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended), filed with the Commission on March 4, 2020 (the "Registration Statement").

We propose to file a pre-effective amendment to the Registration Statement (the "Amendment") on or about April 30, 2020 in order to respond to the Staff's comments, formally incorporate the Fund's audited financial statements for the fiscal year ended December 31, 2019 and complete other omitted data, and seek effectiveness as of May 1, 2020.

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Prospectus

Comment 1. To the extent that the Fund intends to begin relying on Rule 30e-3 on January 1, 2021, please add the required disclosures to the cover page of the Prospectus.

Response 1. The Fund intends to begin relying on Rule 30e-3 on January 1, 2022.

Comment 2. In light of the recent significant market events stemming from the novel coronavirus, please consider whether the Fund's disclosures, including its risk disclosures, should be revised based on how these events have affected and are affecting the market for the Fund's holdings. Please explain supplementally if the Fund believes that no additional disclosures are warranted.

Response 2. The Fund had revised certain disclosures in the Registration Statement, as filed with the Commission on March 4, 2020, as a result of the coronavirus pandemic. In light, however, of additional developments since March 4, 2020, the Fund filed a supplement to its Prospectus on April 6, 2020 to revise further certain market and pandemic risk disclosure. The Fund has incorporated this disclosure in the Prospectus, and revised further certain other relevant risk disclosures.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

April 28, 2020

Comment 3. The Fund discloses in the Prospectus that it invests its assets principally in a portfolio of Investment Funds that primarily employ long/short equity strategies, including those involving foreign issuers. The Schedule of Investments in the Fund's annual report for the year ended December 31, 2019 includes only two Investment Funds, which represent approximately 13% of the Fund's assets, with "long/short" in their names. Please explain to us how the Fund's use of "long/short" in its name is appropriate. In addition, please confirm, as of a recent date, how much of the Fund's assets are invested in "long/short" strategies through investments in the Investment Funds?

Response 3. All of the Fund's investments are invested in Investment Funds that primarily employ "equity hedged" (i.e., "long/short") strategies. Please note that all of the Investments Funds set forth in the Schedule of Investments are listed under a heading captioned, "Equity Hedged". These investments ($94,334,515) represented approximately 92% of the Fund's net assets ($102,717,666) as of December 31, 2020, and 100% of the Fund's total investments in Investment Funds. As a result of the foregoing, the Fund believes that the use of "long/short" in its name is appropriate.

Comment 4. The Fund discloses under the caption "Prospectus Summary—Borrowing" that it, along with several other funds advised by the Adviser, is party to a secured revolving line of credit agreement under which the Fund may borrow from time to time on a revolving basis at any time up to a certain amount. Please revise the disclosure to identify the name of the lender and otherwise clarify that this is not an interfund lending arrangement.

Response 4. The Fund represents that the revolving line of credit agreement is not an interfund lending arrangement. For certain business reasons, the Fund and the Adviser respectfully would propose to the revise the disclosure as follows:

The Fund is authorized to borrow money temporarily for investment purposes and in connection with repurchases of, or tenders for, the Fund's Interests. The Fund, along with several other funds advised by the Adviser, ~~is party to~~has entered into a secured revolving line of credit agreement with a third-party commercial bank (the "Credit Agreement")~~,~~ under which the Fund may borrow from time to time on a revolving basis at any time up to $~~21,000,000~~ 16,000,000.

Comment 5. To the extent the Fund would like the Staff to review the Fund's completed fee table and expense example prior to the Fund filing the Amendment, please include them in your EDGAR correspondence responding to the Staff's comments on the Registration Statement.

Response 5. Please see the below completed fee table and expense example, which will be included in the Amendment:

Securities and Exchange Commission

April 28, 2020

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.02%
Other Expenses (Including Administrator Fee: 0.30%)(4)	1.21%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(5)	6.35%
Total Annual Expenses	9.03%(6)

(1)	Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund's interest expense for the fiscal year ended December 31, 2019 was $18,601.

(4)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2019 of approximately $114 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(5)	Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to range from 9% to 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2019 of approximately $103.4 million, plus anticipated net proceeds of approximately $991 million from the offering. The Adviser estimates that approximately 2.28% (as a percentage of the net assets attributable to Interests) of the 6.35% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 4.07% is attributable to performance-based fees and allocations, as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(6)	Total annual expenses shown in the table are as of the Fund's fiscal year ended December 31, 2019 and will increase or decrease over time based on the Fund's asset level and other factors.

Securities and Exchange Commission

April 28, 2020

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$107	$270	$420	$746

__________________

*	Without the sales load, the expenses would be: $88 (1 Year), $255 (3 Years), $408 (5 Years) and $740 (10 Years).

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.

Comment 6. Please consider whether, under current market conditions, it may take longer than expected for the Fund to invest the proceeds of the offering. If the Fund expects a delay, please disclose the reason for the delay and add any corresponding risk disclosure under the caption "Use of Proceeds." See Guide 1 to Form N-2.

Response 6. The Fund has not experienced, and does not expect to experience, a delay in investing offering proceeds.

Statement of Additional Information

Comment 7. Ms. Breen's principal occupation is listed as "Private investor and board member". Please clarify whether these board memberships relate to the companies noted in the table. To the extent they do not, please revise the disclosure accordingly.

Response 7. The "board memberships" referenced in the noted column are intended to relate to the companies noted under the "Other Directorships" column. We would propose to revise the disclosure as follows:

Private investor and board member of certain entities (as listed herein).

Securities and Exchange Commission

April 28, 2020

Comment 8. Please revise the disclosure under the caption "Summary of Limited Liability Company Agreement" to include a summary of the arbitration provision.

Response 8. We would propose to add the following disclosure under the caption "Summary of Limited Liability Company Agreement":

Arbitration

Investors shall submit to arbitration that is final and binding on the parties for all controversies arising between or among investors, or one or more investors and the Fund, in connection with the Fund or its businesses or concerning any transaction, dispute or the construction, performance or breach of the LLC Agreement or any other agreement. Investors waive their rights to seek remedies in court, including the right to jury trial. An award in arbitration is not required to include factual findings or legal reasoning, and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited.

Controversies shall be determined by arbitration before an arbitration panel convened by The New York Stock Exchange, Inc. or the Financial Industry Regulatory Authority, Inc. (FINRA). The parties also may select another national securities exchange's arbitration forum upon which a party is legally required to arbitrate the controversy. Arbitration shall be governed by the rules of the organization convening the panel. Judgment on any award of any such arbitration may be entered in any court with jurisdiction over the party or parties against whom such award is rendered.

No investor shall bring a putative or certified class action to arbitration nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action unless and until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the investor is excluded from the class by the court.

Part C

Comment 9. Please confirm that, beginning with the Amendment, the Fund will comply with the new incorporation by reference and hyperlinking requirements in Regulation S-K, adopted by the Commission in 2019 as mandated by the 2015 Fixing America's Surface Transportation (FAST) Act. These requirements will be effective April 1, 2020.

Response 9. Beginning with the Amendment, the Fund will comply with the new incorporation by reference and hyperlinking requirements in Regulation S-K.

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Securities and Exchange Commission

April 28, 2020

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik